September 16, 2013

J. Nolan McWilliams, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Saleen Automotive, Inc. Responses to Staff Comments of September 12, 2013 with respect to Amendment No. 3 to Form 8-K Filed August 30, 2013 File No. 333-176388

Dear Mr. McWilliams,

Saleen Automotive Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated September 12, 2013. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

Merger and Capital Raise, page 3

1.	We acknowledge the Staff’s comment and will include the following disclosure in Amendment No. 4 (the “Amended 8-K”) to our Current Report on Form 8-K (File No. 333-176388) filed with the Commission on June 27, 2013, as amended on July 11, 2013, August 8, 2013 and August 30, 2013 (the “Original 8-K”), which we intend to file concurrently with this response letter:

“If our board of directors determines to effectuate a reverse stock split in the future, our board of directors may, in its discretion, provide special treatment to certain of our stockholders to preserve round lot holders (i.e., holders owning at least 100 shares prior to the reverse stock split) after such reverse stock split. Our board of directors may elect, in its discretion, to provide such special treatment to the record holders of our common stock only on a per certificate basis or more generally to the beneficial holders of our common stock. For example, if our board determines to provide such special treatment to record holders only in connection with a 1-for-3 reverse stock split, the record holders of our common stock holding a certificate representing 300 or fewer shares of common stock but at least 100 shares of common stock would receive 100 shares of common stock after such reverse stock split with respect to each such certificate, and record holders holding a certificate representing less than 100 shares of our common stock would not be affected and would continue to hold a certificate representing the same number of shares as such stockholders held before such reverse stock split. In the alternative, if our board determines to provide such special treatment to beneficial holders generally in connection with a 1-for-3 reverse stock split, the beneficial holders of our common stock beneficially holding 300 or fewer shares of our common stock but at least 100 shares of our common stock would receive 100 shares of our common stock after such reverse stock split, and persons beneficially holding less than 100 shares of our common stock would not be affected by such reverse stock split and would continue to hold the same number of shares as such stockholders held before such reverse stock split. The foregoing disclosure is for explanatory purposes only, and our board of directors will determine whether (if at all) we will effectuate any reverse stock split and the appropriate time (if ever) for any such reverse stock split. The terms and conditions of special treatment afforded to our stockholders to preserve round lot stockholders, if any, including the record dates for determining which stockholders may be eligible for such special treatment, will be established in the discretion of our board of directors.”

Description of the Business, page 9

2.	We acknowledge the Staff’s comment and will include the following revised disclosure in the Amended 8-K:

“We initiated our cost reduction program during July, 2013 and these cost reductions have reduced our monthly costs by approximately $50,000 based on the measures described below. We have changed our hiring practices by advertising directly for engineering and production staff in lieu of utilizing outside placement firms that have charged up to 20% of the employees’ salaries. We have successfully hired personnel from a major automotive manufacturer in Anaheim, California that recently went through staffing cutbacks. We are reducing reliance on Michaels Law Group, our outside litigation counsel, by settling pending litigation matters. We have also reduced our costs with our outside CFO services provider, Miranda & Associates, by negotiating a flat monthly fee for CFO support services and hiring a full time internal controller. We anticipate that the only costs of our cost reduction program will be in management time, which is difficult to quantify monetarily since the amount of time our management will need to implement the plan over the next year is currently unknown.”

Our Vehicles, Products and Services, page 12

American Supercars, page 12

3.	We acknowledge the Staff’s comment and have removed the term “next generation super car” and will include the following modified disclosure in the Amended 8-K:

“American Supercars: We are currently designing an American supercar that will be manufactured and sold through our Supercars division and our retail stores. The term supercar describes an expensive (approximately $250,000 or more), limited production, fast or powerful (capable of reaching speeds in excess of 180 miles per hour) sports car with a centrally located engine. There are supercar models built by foreign manufacturers including Lamborghini and Ferrari.”

Battery Electric Vehicles, page 12

4.	We acknowledge the Staff’s comment and will include the following revised disclosure in the Amended 8-K:

“The timeline for completion of the development and testing of this initial electric vehicle is nine months to a year. The key steps involved in this product development initiative are (1) developing a suitable electric drive system, (2) developing a suitable battery charger system and (3) testing and recertifying the vehicle. We estimate that the costs of step 1 will range from $200,000 to $300,000, step 2 will range from $150,000 to $200,000 and step 3 will range from $60,000 to $100,000. Due to our current funding constraints we do not plan to start the development of this product until we are able to raise additional funding from debt or equity sources. The factors that we may consider in determining whether to pursue this product line are (1) commercial price point for the electric vehicle, (3) range of the vehicle, (3) market opportunity for the product line, (4) costs of developing a sales distribution network, (5) market size and growth potential and (6) profitability of the product line.”

Marketing Strategy, page 15

5.	We acknowledge the Staff’s comment and will include the following additional disclosure in the Amended 8-K:

“Our agreements may be terminated if our dealers fail to meet our target dealer product sales goals. Our dealer territories are generally based on the local dealers’ county geographical boundaries; however, we may have multiple dealers in densely populated counties such as Los Angeles or San Francisco.”

Given the annual term of our dealer agreements, our ability to terminate dealer agreements if dealers fail to meet target product sales goals, and our ability to provide for multiple territories within densely populated geographical areas, we do not believe that providing dealers with exclusive territories poses a significant risk to our business.

6.	We acknowledge the Staff’s comment and will include the following additional disclosure in the Amended 8-K:

“CPM is defined as a “cost per thousand” pricing model whereby the merchant is charged a fee per thousand impressions – the number of times people view an advertisement. PPC is defined as a “pay per click” pricing model in which the merchant pays the website owner when the ad is clicked. PPC is also defined as “pay per call” whereby the merchant pays the service provider a fee per call for connecting the consumer to the advertised number. CPL is defined as “cost per lead” whereby the merchant pays for an explicit sign-up from an interested consumer interested in the advertised offer.”

7.	We acknowledge the Staff’s comment and will include the following additional disclosure in the Amended 8-K:

“Given our present limited availability of funds, we do not plan to participate in international auto show circuit events and regional car shows that require us to expend significant capital until we are able to raise additional capital. There is no guarantee that we will be able to obtain this type of funding at the present time nor can we guarantee that we will be able to attend such shows.”

Lifestyle Performance Sales, page 16

8.	We acknowledge the Staff’s comment and will include the following additional disclosure in the Amended 8-K:

“We sell some of our automotive aftermarket parts on the internet, and our website address is www.saleen.com.”

Management’s Discussion and Analysis, page 21

9.	We acknowledge the Staff’s comment and will include the following additional disclosure in the Amended 8-K:

“The initial scope of work of the contract included two subtasks to be performed by our subcontractors at a total cost of $1,392,666. The modification to the scope of work, which was not part of the original agreement but was requested by Dreamworks SKG, resulted in Dreamworks SKG contracting directly with our subcontractors for these subtasks thereby reducing the contract amount that remained for our tasks. We accepted the modification of the scope of work requested by Dreamworks SKG as it reduced our performance risk on the contract since we were no longer responsible for managing the work of the subcontractors and bearing responsibility for the subcontractors’ deliverables. The contract has ended and we presently do not expect to have these types of contract modifications in our future contracts.”

Certain Relationships and Related Party Transactions, page 50

10.	We acknowledge the Staff’s comment. We filed the Assignment and License Agreement as Exhibit 10.1 to our Current Report on Form 8-K (File No. 333-176388) filed with the Commission on May 30, 2013, and have incorporated it by reference in the Exhibit Index to the Amended 8-K.

We acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the Amended 8-K;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended 8-K; and

• We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Robert J. Miranda, Chief Financial Officer at (714) 515-0064 or Louis Wharton, Legal Counsel, at (818) 444-4509 if you have questions or need additional information.

Sincerely,

Saleen Automotive, Inc.

/s/ Robert Miranda

Robert J. Miranda, CFO